

Contact: **Joel S. Marcus**
                   Chief Executive Officer
                   Alexandria Real Estate Equities, Inc.
                   (626) 578-9693

ALEXANDRIA REAL ESTATE EQUITIES, INC. REPORTS FOURTH QUARTER
AND
YEAR ENDED DECEMBER 31, 2003 RESULTS

**– Company Reports Funds from Operations of $1.08 Per Share (Diluted) Up 11%, and
Net Income Available to Common Stockholders of 57 Cents Per Share (Diluted) Up 50%
for Fourth Quarter 2003 Over Fourth Quarter 2002 –**

<u>**Highlights**</u>
Fourth Quarter 2003:
- Fourth Quarter 2003 Funds from Operations (FFO) of $1.08 Per Share (Diluted)
- Fourth Quarter 2003 Total Revenues Up 6%, FFO Up 14% and FFO Per Share (Diluted) Up 11% Over Fourth Quarter 2002
- Fourth Quarter 2003 Net Income Available to Common Stockholders of 57 Cents Per Share (Diluted), Up 50% Over Fourth Quarter 2002
- Signed 26 Leases for 366,000 Square Feet of Space
- Completed Acquisitions of Three Office/Laboratory Properties Aggregating 216,000 Square Feet
- Closed Sale of One Property Aggregating 171,000 Square Feet

Year Ended December 31, 2003:
- 2003 FFO of $4.23 Per Share (Diluted)
- 2003 Total Revenues Up 13%, FFO Up 20% and FFO Per Share (Diluted) Up 11% Over 2002
- 2003 Net Income Available to Common Stockholders of $2.64 (Diluted)
- Signed 66 Leases for 785,000 Square Feet of Space

PASADENA, CA. – February 12, 2004 – Alexandria Real Estate Equities, Inc. (NYSE: ARE) today announced operating and financial results for the fourth quarter and year ended December 31, 2003.

For the fourth quarter of 2003, Alexandria reported FFO of $21,030,000, or $1.08 per share (diluted), on total revenues of $40,979,000, compared to FFO of $18,470,000, or 97 cents per share (diluted), on total revenues of $38,684,000 for the fourth quarter of 2002. Comparing the fourth quarter of 2003 to the fourth quarter of 2002, total revenues increased 6%, FFO increased 14% and FFO per share (diluted) increased 11%. Net income available to common stockholders for the fourth quarter of 2003 was $11,127,000, or 57 cents per share (diluted), compared to net income available to common stockholders of $7,229,000, or 38 cents per share (diluted), for the fourth quarter of 2002.

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For the year ended December 31, 2003, Alexandria reported FFO of $81,360,000, or $4.23 per share (diluted), on total revenues of $160,558,000, compared to FFO of $68,069,000, or $3.81 per share (diluted), on total revenues of $142,271,000 for the year ended December 31, 2002. Comparing 2003 to 2002, total revenues increased 13%, FFO increased 20% and FFO per share (diluted) increased 11%. Net income available to common stockholders for the year ended December 31, 2003 was $50,745,000, or $2.64 per share (diluted), as compared to $31,453,000, or $1.76 per share (diluted), for the year ended December 31, 2002.

FFO is a non-GAAP measure widely used by publicly-traded real estate investment trusts. Alexandria computes FFO in accordance with standards established by the National Association of Real Estate Investment Trusts ("NAREIT"). In 2003, NAREIT issued guidance which modifies the calculation of FFO for both past and future periods. In accordance with NAREIT's revised guidance, the Company now includes losses from early extinguishment of debt [$1,002,000, $0.06 per share (diluted) for 2002] and real estate impairment charges [$1,150,000, $0.06 per share (diluted) for 2002] in its calculation of FFO. As such, the reported amounts of FFO and FFO per share for the fourth quarter of 2002 and for the year ended December 31, 2002 have been modified from those previously reported. A reconciliation of FFO to GAAP net income showing the effects of the modifications based on recent guidance from NAREIT, is included in the financial information accompanying this press release.

The Company announced that it had signed a total of 26 leases during the fourth quarter for approximately 366,000 square feet of space at 19 different properties (excluding 17 month-to-month leases for approximately 65,000 square feet which were effective during the quarter). Of this total, approximately 131,000 square feet were for redeveloped, developed or previously vacant space at 12 properties, approximately 64,000 square feet of which were delivered from the Company's redevelopment or development programs, with the remaining approximately 67,000 square feet for previously vacant space. The remaining approximately 235,000 square feet were for new or renewal leases related to previously leased space. Rental rates for new or renewal leases were on average approximately 7% higher than expiring leases. For the year ended December 31, 2003, the Company signed a total of 66 leases for approximately 785,000 square feet of space at 32 different properties (excluding month-to-month leases). Of this total, approximately 265,000 square feet were for redeveloped, developed or previously vacant space at 21 properties, of which approximately 157,000 square feet were delivered from the Company's redevelopment or development programs. The remaining 520,000 square feet were for new or renewal space with rental rates on average approximately 6% higher than expiring leases.

The Company announced that it acquired an office/laboratory property aggregating approximately 67,000 square feet in the San Francisco Bay market for approximately $11.8 million in cash during November 2003. It also acquired an office/laboratory property in the San Francisco Bay market containing approximately 92,000 square feet of space for approximately $20 million in cash during December 2003. In December 2003, the Company acquired an office/laboratory property containing approximately 57,000 square feet in the San Diego market for approximately $13 million in cash. The properties are each fully leased to a single life science tenant.

The Company announced the closing of the sale in December 2003 of a non-core property containing approximately 171,000 square feet in Suburban Washington D.C. for approximately $9 million and recorded a loss of approximately $36,000 in connection with this transaction.

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Based on the Company's current view of existing market conditions and certain contemporaneous assumptions, the Company has updated its prior earnings guidance:

	2004	2005
Fully diluted net income per common share *	$2.54-$2.57	$2.88-$2.91
Fully diluted FFO per common share	$4.48-$4.51	$4.73-$4.76

* excludes gains or losses on sales of real estate

In providing this guidance, the Company stated that its Series A preferred stock may be redeemed on or after June 14, 2004. The write-off of offering costs in connection with any assumed redemption of this preferred stock, if at all, has not been considered or reflected in the guidance set forth above.

Alexandria Real Estate Equities, Inc. is a publicly traded real estate operating company principally focused on the ownership, operation, management, acquisition, expansion and selective redevelopment and development of properties containing office/laboratory space. Such properties are designed and improved for lease primarily to pharmaceutical, biotechnology, life science product and service companies, not-for-profit scientific research institutions, universities and related government agencies. Alexandria's portfolio currently consists of 89 properties comprising approximately 5.7 million square feet of office/laboratory space.

This press release contains forward-looking statements within the meaning of the federal securities laws. The Company's actual results may differ materially from those projected in the forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in the Company's Form 10-K Annual Report and other periodic reports filed with the Securities and Exchange Commission.

(Tables follow)

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Financial Information
(Dollars in thousands, except per share data)
(Unaudited)

	Three Months Ended December 31, 2003	Three Months Ended December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2002
Income statement data				
Total revenues	$ 40,979	$ 38,684	$ 160,558	$ 142,271
Expenses				
Rental operations	7,911	7,988	32,794	29,135
General and administrative	3,550	3,452	14,211	13,436
Interest	6,501	6,382	26,416	24,984
Depreciation and amortization	9,844	8,526	38,633	32,898
Impairment on investments	--	2,545	--	2,545
Loss on early extinguishment of debt (4)	--	--	--	1,002
	27,806	28,893	112,054	104,000
Income from continuing operations	13,173	9,791	48,504	38,271
Income (loss) from discontinued operations	179	(337)	11,139	1,761
Net income	13,352	9,454	59,643	40,032
Dividends on preferred stock	2,225	2,225	8,898	8,579
Net income available to common stockholders	$ 11,127	$ 7,229	$ 50,745	$ 31,453
Weighted average shares of common stock outstanding				
-Basic	19,101,416	18,856,036	18,993,856	17,594,228
-Diluted	19,444,411	19,080,566	19,247,790	17,859,787
Basic income per common share				
Income from continuing operations	$ 0.69	$ 0.52	$ 2.55	$ 2.18
Income (loss) from discontinued operations	$ 0.01	$ (0.02)	$ 0.59	$ 0.10
Net income	$ 0.70	$ 0.50	$ 3.14	$ 2.28
Net income available to common stockholders	$ 0.58	$ 0.38	$ 2.67	$ 1.79
Diluted income per common share				
Income from continuing operations	$ 0.68	$ 0.51	$ 2.52	$ 2.14
Income (loss) from discontinued operations	$ 0.01	$ (0.02)	$ 0.58	$ 0.10
Net income	$ 0.69	$ 0.50	$ 3.10	$ 2.24
Net income available to common stockholders	$ 0.57	$ 0.38	$ 2.64	$ 1.76

(Continued on next page)

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Financial Information
(Dollars in thousands, except per share data)
(Unaudited)

	Three Months Ended December 31, 2003	Three Months Ended December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2002
Funds from operations (1)				
Net income	$ 13,352	$ 9,454	$ 59,643	$ 40,032
Add				
Depreciation and amortization (2)	9,867	8,696	38,901	34,071
Impairment on investments	--	2,545	--	2,545
Loss/(gain) on sales of property (3)	36	--	(8,286)	--
Subtract				
Dividends on preferred stock	(2,225)	(2,225)	(8,898)	(8,579)
Funds from operations (FFO)	$ 21,030	$ 18,470	$ 81,360	$ 68,069
Add				
Loss on early extinguishment of debt (4)	--	--	--	1,002
Non-cash real estate impairment charge (5)	--	1,150	--	1,150
Funds from operations, excluding loss on early extinguishment				
of debt and non-cash real estate impairment charge	$ 21,030	$ 19,620	$ 81,360	$ 70,221
FFO per common share				
-Basic	$ 1.10	$ 0.98	$ 4.28	$ 3.87
-Diluted	$ 1.08	$ 0.97	$ 4.23	$ 3.81
Reconciliation of net income available to common stockholders per share (diluted) to FFO per common share (diluted)				
Net income available to common stockholders per share (diluted)	$ 0.57	$ 0.38	$ 2.64	$ 1.76
Depreciation and amortization per common share (2)	$ 0.51	$ 0.46	$ 2.02	$ 1.91
Loss/(gain) on sales of property per common share (3)	$ --	$ --	$ (0.43)	$ --
Impairment on investments	$ --	$ 0.13	$ --	$ 0.14
FFO per common share (diluted)	$ 1.08	$ 0.97	$ 4.23	$ 3.81

Balance sheet data	As of December 31, 2003	As of December 31, 2002
Rental properties, net	$ 982,297	$ 976,422
Total assets	$ 1,272,577	$ 1,159,243
Total liabilities	$ 765,442	$ 673,390
Stockholders' equity	$ 507,135	$ 485,853

(1) GAAP basis accounting for real estate assets utilizes historical cost accounting and assumes real estate values diminish over time. In an effort to overcome the mis-correlation between real estate values and historical cost accounting for real estate assets, the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") established the measurement tool of funds from operations ("FFO"). Since its introduction, FFO has become a widely used non-GAAP financial measure by REITs. We believe that FFO is helpful to investors as an additional measure of the performance of an equity REIT. We compute FFO in accordance with standards established by the Board of Governors of NAREIT in its April 2002 White Paper (the "White Paper") and related implementation guidance, which may differ from the methodology for calculating FFO utilized by other equity REITs, and, accordingly, may not be comparable to such other REITs. The White Paper defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. While FFO is a relevant and widely used measure of operating performance of REITs, it should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of our financial performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. We believe that net income is the most directly comparable GAAP financial measure to FFO.

(2) Includes depreciation and amortization on assets held for sale reflected as discontinued operations (for the periods prior to when such assets were designated as held for sale).

(3) Loss/(gain) on sales of property relates to the disposition of a property in the Suburban Washington D.C. market during the quarter ended December 31, 2003, the disposition of a property in the Eastern Massachusetts market during the quarter ended September 30, 2003 and the disposition of a property in the San Francisco Bay market during the quarter ended March 31, 2003. Loss/(gain) on sales of property is included on the income statement in income (loss) from discontinued operations.

(4) Pursuant to SFAS 145, "Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections", in 2003 we reclassified the 2002 loss on early extinguishment of debt to continuing operations. In 2002, this loss was classified as an extraordinary item as previously required under SFAS 4, "Reporting Gains and Losses from Extinguishment of Debt". FFO for the year ended December 31, 2002 has been adjusted to include this loss. Previously, this loss was excluded from FFO.

(5) Pursuant to NAREIT's revised implementation guidance issued in October 2003, FFO includes non-cash real estate impairment charges recognized prior to the date of sale. Previously, such impairment write-downs were excluded from FFO.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Supplemental Financial Information
(Dollars in thousands, except per share data)
(Unaudited)

Quarterly Supplemental Financial Information
For the Three Months Ended

	12/31/2003	9/30/2003	6/30/2003	3/31/2003	12/31/2002
Operational data					
Breakdown of revenues from continuing operations (a)					
Rental income	$ 32,686	$ 31,258	$ 31,248	$ 31,222	$ 29,989
Tenant recoveries	7,645	8,122	7,830	8,479	8,182
Other income	648	705	377	338	513
Total	$ 40,979	$ 40,085	$ 39,455	$ 40,039	$ 38,684
Funds from operations per share - diluted (b) (c)	$ 1.08	$ 1.06	$ 1.05	$ 1.04	$ 0.97
Dividends per share on common stock	$ 0.58	$ 0.56	$ 0.53	$ 0.53	$ 0.50
Dividend payout ratio (common stock) (c)	53.1%	52.6%	50.5%	50.8%	51.4%

| | As of | | | | |
	12/31/2003	9/30/2003	6/30/2003	3/31/2003	12/31/2002
Other data					
Number of shares of common stock outstanding					
at end of period	19,264,023	19,161,756	19,058,773	19,006,223	18,973,957
Number of properties (d)					
Acquired/completed during period	3	--	--	1	2
Sold/reconstruction during period	(1)	(1)	--	(2)	--
Owned at end of period	89	87	88	88	89
Square feet (d)					
Acquired/completed during period	215,824	--	--	51,340	158,336
Sold/reconstruction during period	(171,475)	(96,500)	--	(70,281)	--
Owned at end of period	5,668,895	5,624,546	5,721,046	5,721,046	5,739,987

Annual Supplemental Financial Information
For the Year Ended

	12/31/2003	12/31/2002	12/31/2001	12/31/2000	12/31/1999
Operational data					
Breakdown of revenues from continuing operations (a)					
Rental income	$ 126,414	$ 111,694	$ 93,596	$ 76,925	$ 62,866
Tenant recoveries	32,076	29,020	24,143	19,837	15,268
Other income	2,068	1,557	3,122	3,360	1,399
Total	$ 160,558	$ 142,271	$ 120,861	$ 100,122	$ 79,533
Funds from operations per share - diluted (b) (c)	$ 4.23	$ 3.81	$ 3.53	$ 3.17	$ 2.82
Dividends per share on common stock	$ 2.20	$ 2.00	$ 1.84	$ 1.72	$ 1.69
Dividend payout ratio (common stock) (c)	51.8%	52.7%	52.3%	54.7%	60.1%

| | As of | | | | |
	12/31/2003	12/31/2002	12/31/2001	12/31/2000	12/31/1999
Other data					
Number of shares of common stock outstanding					
at end of period	19,264,023	18,973,957	15,548,356	15,548,356	13,745,622
Number of properties (d)					
Acquired/completed during period	4	6	7	17	8
Sold/reconstruction during period	(4)	--	--	--	(1)
Owned at end of period	89	89	83	76	59
Square feet (d)					
Acquired/completed during period	267,164	427,077	453,090	829,737	470,575
Sold/reconstruction during period	(338,256)	--	--	--	(24,460)
Owned at end of period	5,668,895	5,739,987	5,312,910	4,859,820	4,030,083

(a) The historical results above exclude the results of assets held for sale which have been reflected as discontinued operations.
(b) The White Paper on Funds from Operations ("FFO") issued by the Board of Governors of the National Association of Real Estate Investment Trusts in April 2002 defines FFO as net income, computed in accordance with generally accepted accounting principles, excluding gains or (losses) from sales, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. See page 5 for a reconciliation of FFO for the current quarter to net income, the most directly comparable GAAP financial measure.
(c) Amount or percentage for the period ended December 31, 2002 has been adjusted from that previously reported. See page 5 for a description of certain modifications to FFO from previously reported amounts.
(d) Includes assets held for sale during the applicable periods such assets were held for sale.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	December 31, 2003		December 31, 2002	
Assets				
Rental properties, net	$	982,297	$	976,422
Properties under development		153,379		68,386
Cash and cash equivalents		4,985		3,790
Tenant security deposits and other restricted cash		11,057		8,020
Tenant receivables		1,969		2,641
Deferred rent		31,503		26,063
Investments		47,126		39,650
Other assets		40,261		34,271
Total assets	$	1,272,577	$	1,159,243
Liabilities and stockholders' equity				
Secured notes payable	$	320,007	$	276,878
Unsecured line of credit and unsecured term loan		389,000		338,000
Accounts payable, accrued expenses and tenant security deposits		43,408		47,118
Dividends payable		13,027		11,394
Total liabilities		765,442		673,390
Total stockholders' equity		507,135		485,853
Total liabilities and stockholders' equity	$	1,272,577	$	1,159,243

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Debt
December 31, 2003
(Dollars in thousands)
(Unaudited)

Principal Amortization/Maturities (1)

Year	Amount	
2004	$	9,415 (2)
2005		28,370 (3)
2006		25,571
2007		15,123
2008		37,859
Thereafter		203,417
Subtotal		319,755
Unamortized Premium		252
Total	$	320,007

Secured and Unsecured Debt Analysis

	Balance		% of Balance	Weighted Average Effective Interest Rate		Weighted Average Maturity
Secured Debt	$ 320,007		45.13%	7.06%		6.9 Years
Unsecured Debt	389,000	(4)	54.87%	2.64%	(4)	3.6 Years
Total Debt	$ 709,007		100.00%	4.63%		5.1 Years

Floating and Fixed Rate Debt Analysis

	Balance		% of Balance	Weighted Average Effective Interest Rate		Weighted Average Maturity
Fixed Rate Debt	$ 297,487		41.96%	7.37%		7.3 Years
Floating Rate Debt	411,520	(4)	58.04%	2.65%	(4)	3.5 Years
Total Debt	$ 709,007		100.00%	4.63%		5.1 Years

(1) Excludes the line of credit
(2) Of this amount, $3,342,000 represents the outstanding balance of a loan maturing in August 2004 which will be paid down with proceeds from our unsecured line of credit.
(3) Of this amount, $22,520,000 represents the outstanding balance on a loan related to a property developed in the San Francisco Bay market, which has a maturity of January 2005, and may be extended, at the borrower's option, for an additional year.
(4) A portion of our floating rate debt is hedged by existing swap agreements (see page 9). The interest rate on floating rate debt shown above does not reflect the impact of such swap agreements.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Interest Rate Swap Agreements (1)
December 31, 2003
(Dollars in thousands)
(Unaudited)

Transaction Dates	Effective Dates	Notional Amounts	Interest Pay Rates	Termination Dates
Hedges for Unsecured Line of Credit				
March 2002	December 31, 2002	$ 50,000	5.364%	December 31, 2004
July 2002	January 1, 2003	$ 25,000	3.855%	June 30, 2005
July 2002	January 1, 2003	$ 25,000	3.865%	June 30, 2005
December 2002	January 2, 2003	$ 25,000	3.285%	June 30, 2006
December 2002	January 2, 2003	$ 25,000	3.285%	June 30, 2006
November 2002	June 1, 2003	$ 25,000	3.115%	December 31, 2005
November 2002	June 1, 2003	$ 25,000	3.155%	December 31, 2005
Effective at December 31, 2003		$ 200,000		
Hedges for Unsecured Term Loan				
December 2003	December 31, 2003	$ 50,000	1.53%	December 31, 2004
December 2003	December 31, 2004	$ 50,000	3.00%	December 30, 2005
December 2003	December 30, 2005	$ 50,000	4.15%	December 29, 2006
December 2003	December 29, 2006	$ 50,000	5.09%	October 31, 2008
Effective at December 31, 2003		$ 50,000		
Total Interest Rate Swap Agreements in Effect at December 31, 2003		$ 250,000		

(1) For all interest rate swap agreements, interest is received based on one month LIBOR.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Operating Portfolio
December 31, 2003
(Dollars in thousands)

Markets	Number of Properties	Rentable Square Feet	Annualized Base Rent	Occupancy Percentages(1)
California - Pasadena	1	31,343	$ 393	45.8% (2)
California - San Diego	23	1,027,546	28,988	94.9%
California - San Francisco Bay	10	642,578	19,918	100.0%
Eastern Massachusetts	9	598,894	21,247	88.3%
New Jersey/Suburban Philadelphia	6	346,919	6,251	100.0%
Southeast	5	259,414	3,778	74.1% (2)
Suburban Washington D.C.	20	1,552,238	27,033	94.0% (3)
Washington - Seattle	5	439,964	16,165	99.8%
Total	79	4,898,896	$ 123,773	93.9% (3)

(1) Excludes occupancy at properties under full or partial redevelopment.
(2) All, or substantially all, of the vacant space is office or warehouse space.
(3) Includes one office property classified as held for sale and included in discontinued operations as of December 31, 2003. Excluding this property, which was under a binding sales contract as of December 31, 2003, the average occupancy percentage for the Suburban Washington D.C. market is 96.4% and the average total occupancy percentage is 94.6%.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Same Property Comparisons
(Dollars in thousands)
(Unaudited)

	GAAP Basis (1)			Cash Basis (1)		
	Quarter Ended			Quarter Ended		
	12/31/2003	12/31/2002	% Change	12/31/2003	12/31/2002	% Change
Revenue (2)	$ 31,867	$ 31,695	0.5%	$ 31,080	$ 30,502	1.9%
Operating expenses	6,374	6,676	-4.5%	6,374	6,676	-4.5%
Revenue less operating expenses	$ 25,493	$ 25,019	1.9%	$ 24,706	$ 23,826	3.7%

	GAAP Basis (1)			Cash Basis (1)		
	Year Ended			Year Ended		
	12/31/03	12/31/02	% Change	12/31/03	12/31/02	% Change
Revenue (2)	$ 107,288	$ 104,884	2.3%	$ 105,008	$ 101,723	3.2%
Operating expenses	22,335	21,464	4.1%	22,335	21,464	4.1%
Revenue less operating expenses	$ 84,953	$ 83,420	1.8%	$ 82,673	$ 80,259	3.0%

NOTE: This summary represents operating data for all properties that were owned and fully operating for the entire periods presented (the "Fourth Quarter Same Properties" for the Quarterly periods and "2003 Same Properties" for the full year).

(1) Revenue less operating expenses computed under GAAP is total revenue associated with the Fourth Quarter Same Properties and the 2003 Same Properties, as applicable, (excluding lease termination fees, if any) less property operating expenses. Under GAAP, rental revenue is recognized on a straight-line basis over the respective lease terms. Revenue less operating expenses on a cash basis is total revenue associated with the Fourth Quarter Same Properties and the 2003 Same Properties, as applicable, (excluding lease termination fees, if any) less property operating expenses, adjusted to exclude the effect of straight-line rent adjustments required by GAAP. Straight-line rent adjustments for the quarter ended December 31, 2003 and 2002 for the Fourth Quarter Same Properties were $787,000 and $1,193,000, respectively. Straight-line rent adjustments for the year ended December 31, 2003 and 2002 for the 2003 Same Properties were $2,280,000 and $3,161,000, respectively. We believe that revenue less operating expenses on a cash basis is helpful to investors as an additional measure of operating performance because it eliminates non-cash adjustments to rental revenue.

(2) Fees received from tenants in connection with termination of their leases, if any, are excluded from revenue in the Same Property Comparison.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Leasing Activity
For the Quarter Ended December 31, 2003

	Number of Leases	Square Footage	Expiring Rates	New Rates	Rental Rate Changes	TI's/Lease Commissions Per Foot	Average Lease Terms
Leasing Activity							
Lease Expirations							
Cash Basis	37	386,835	$25.01	--	--	--	--
GAAP Basis	37	386,835	$23.73	--	--	--	--
Renewed / Releasable Space Leased							
Cash Basis	14	234,600	$26.41	$25.86	-2.1%	$11.36	6.0 years
GAAP Basis	14	234,600	$25.03	$26.85	7.3%	$11.36	6.0 years
Month-to-Month Leases In Effect							
Cash Basis	17	64,510	$19.78	$20.04	1.3%	--	--
GAAP Basis	17	64,510	$19.73	$20.04	1.6%	--	--
Redeveloped/Developed/ Vacant Space Leased							
Cash Basis	12	130,956	--	$19.08	--	$9.09	4.6 Years
GAAP Basis	12	130,956	--	$21.43	--	$9.09	4.6 Years
Leasing Activity Summary							
Excluding Month-to-Month Leases							
Cash Basis	26	365,556	--	$23.43	--	--	--
GAAP Basis	26	365,556	--	$24.91	--	--	--
Including Month-to-Month Leases							
Cash Basis	43	430,066	--	$22.92	--	--	--
GAAP Basis	43	430,066	--	$24.18	--	--	--

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Leasing Activity
For the Year Ended December 31, 2003

	Number of Leases	Square Footage	Expiring Rates	New Rates	Rental Rate Changes		TI's/Lease Commissions Per Foot	Average Lease Terms
Leasing Activity								
Lease Expirations								
Cash Basis	76	882,564	$23.44	--	--		--	--
GAAP Basis	76	882,564	$22.80	--	--		--	--
Renewed / Releasable Space Leased								
Cash Basis	37	519,724	$24.32	$23.78	-2.2%	(1)	$5.76	4.1 Years
GAAP Basis	37	519,724	$23.60	$24.97	5.8%	(1)	$5.76	4.1 Years
Month-to-Month Leases In Effect								
Cash Basis	17	64,510	$19.95	$20.04	0.5%		--	--
GAAP Basis	17	64,510	$19.75	$20.04	1.5%		--	--
Redeveloped/Developed/ Vacant Space Leased								
Cash Basis	29	265,366	--	$22.43	--		$6.40	4.5 Years
GAAP Basis	29	265,366	--	$23.77	--		$6.40	4.5 Years
Leasing Activity Summary								
Excluding Month-to-Month Leases								
Cash Basis	66	785,090	--	$23.32	--		--	--
GAAP Basis	66	785,090	--	$24.56	--		--	--
Including Month-to-Month Leases								
Cash Basis	83	849,600	--	$23.07	--		--	--
GAAP Basis	83	849,600	--	$24.22	--		--	--

(1) Excluding a lease for 21,316 square feet in the San Francisco Bay market, rental rates for renewed or released space were on average 2.5% higher than expiring rates on a Cash Basis and 9.7% higher than expiring rates on a GAAP Basis.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Lease Expirations
December 31, 2003

Year of Lease Expiration	Number of Leases Expiring		Square Footage of Expiring Leases	Percentage of Aggregate Portfolio Lease Square Feet	Annualized Base Rent of Expiring Leases (per square foot)
2004	67	(1)	614,052	12.3%	$21.30
2005	28		318,596	6.4%	$28.00
2006	34		809,876	16.2%	$24.21
2007	15		340,068	6.8%	$24.16
2008	14		391,070	7.8%	$29.10

(1) Includes 20 month-to-month leases for approximately 65,000 square feet.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Properties Under Development
December 31, 2003

Markets	Estimated In-Service Dates	Total Rentable Square Footage
California – San Diego	4Q04	45,000
Southeast	1Q05	96,000
Suburban Washington D.C.	2Q04	95,000
Suburban Washington D.C.	1Q05	73,000
Washington – Seattle	3Q04	165,000
Total		474,000 (1)

(1) Properties under development are ground-up development projects of office/laboratory facilities. As required under GAAP, interest is being capitalized on these projects, as activities are ongoing to bring the assets to their intended use.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Properties Under Redevelopment (1)
December 31, 2003

Markets	Estimated In-Service Dates	Total Rentable Square Footage of Property	Total Square Footage Being Redeveloped
California – San Francisco Bay	Various	153,837	35,515
California – San Francisco Bay	Various	98,964	21,316
California – San Francisco Bay	3Q04	32,074	11,000
Eastern Massachusetts	1Q04	40,000	40,000
Eastern Massachusetts	4Q04	96,150	66,540
Eastern Massachusetts	4Q04	51,340	51,340
Southeast	Various	119,916	42,912
Suburban Washington D.C.	1Q05	131,415	67,709
Washington – Seattle	TBD	46,303	22,656
Total		769,999	358,988 (2)

(1) Average occupancy for properties under full or partial redevelopment as of December 31, 2003 was approximately 53.4% and is not included in the occupancy of the operating portfolio.

(2) The Company's redevelopment program involves activities necessary for the permanent change of use of applicable redevelopment space to office/laboratory space. For properties undergoing redevelopment, the entire property is excluded from the operating portfolio and related statistics (e.g. occupancy information, same property performance). As required under GAAP, interest is capitalized on redevelopment properties on the basis allocable only to the portion undergoing redevelopment.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Capital Costs
For the Year Ended December 31, 2003
(Dollars in thousands)

Property-related capital expenditures (1)	$ 2,485
Leasing costs (2)	$ 864
Property-related redevelopment costs (3)	$ 50,815
Property-related development costs	$ 41,996
Purchase of property under development	$ 36,332
Purchase of rental property (4)	$ 48,729

(1) Property-related capital expenditures include all capital expenditures except capital expenditures that are recoverable from tenants, revenue-enhancing capital expenditures or costs related to the redevelopment of a property. Capital expenditures fluctuate in any given period due to the nature, extent or timing of improvements required and the extent to which they are recoverable from tenants. Approximately 91% of our leases (based on rentable square feet) provide for the recapture of certain capital expenditures (such as HVAC systems maintenance and/or replacement, roof replacement and parking lot resurfacing). In addition, we implement an active preventative maintenance program at each of our properties to minimize capital expenditures.
(2) Leasing costs consist of tenant improvements and leasing commissions related to leasing of acquired vacant space and second generation space. Leasing costs exclude tenant improvements that are revenue-enhancing.
(3) Includes certain capital expenditures recoverable from tenants of approximately $2,768,000.
(4) Purchase amount includes the assumption of a secured note payable of approximately $3,384,000.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Conference Call Information
For Fourth Quarter and Year Ended December 31, 2003

       Alexandria Real Estate Equities, Inc. will be hosting a conference call to discuss its operating and financial results for the fourth quarter and year ended December 31, 2003:

Date:	February 12, 2004
Time:	3:00 P.M. Eastern Standard Time
Phone Number:	(913) 981-5508
Confirmation Code:	334073